=+==============================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 2005

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                        Commission file number: 33-60032

                             Buckeye Retirement Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 002

       Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 2005 and 2004


================================================================================

                             BUCKEYE RETIREMENT PLAN


                              Financial Statements
                            and Supplemental Schedule
                        For the Year Ended June 30, 2005

                             BUCKEYE RETIREMENT PLAN

                                    Contents





                                                                                                                      Page

        Independent Auditor's Report                                                                                      2

        Statements of Net Assets Available for Benefits                                                                   3

        Statements of Changes in Net Assets Available for Benefits                                                        4

        Notes to Financial Statements                                                                                   5-9

        Supplemental Schedule

                Schedule of Assets Held for Investment Purposes at End of Year                                           10


        Independent Auditor's Report




        To the Buckeye Investment Committee
        Buckeye Retirement Plan
        Memphis, Tennessee

        We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plan as of June 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plan at June 30, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of June 30, 2005 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






        Memphis, Tennessee
        December 15, 2005

                             BUCKEYE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2005 and 2004



                                                                        2005               2004
                                                             -------------------    ----------------

       Assets

       Investments
          Mutual funds                                         $      79,057,351     $    70,947,498
          Common stock of Buckeye Technologies Inc.                   17,248,419          23,119,863
          Loans to participants                                          434,389             314,503
                                                               -----------------    ----------------
                                                                      96,740,159          94,381,864

       Receivables
          Employer contributions                                       5,703,520           5,751,972
          Due from broker for unsettled trades                            67,045                   -
                                                               -----------------     ---------------
                                                                       5,770,565           5,751,972
                                                               -----------------     ---------------

       Net assets available for benefits                       $     102,510,724     $   100,133,836
                                                               ==================    ================






                     The accompanying notes are an integral
                       part of these financial statements.

                             BUCKEYE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2005 and 2004




                                                                                             2005                 2004
                                                                                     -------------------------------------

       Additions to net assets attributed to:
         Investment income (loss)
           Net appreciation (depreciation) in fair value of investments              $      (3,690,877)  $     18,255,370
           Interest and dividends                                                            1,701,824          1,005,881
                                                                                     -------------------------------------
                                                                                            (1,989,053)        19,261,251

         Contributions
           Employer                                                                          6,607,348          5,780,032
           Participants                                                                      3,771,535          3,130,880
           Rollovers from other plans                                                          169,860            124,689
                                                                                     -------------------------------------
                                                                                            10,548,743          9,035,601
                                                                                     -------------------------------------

               Total additions                                                               8,559,690         28,296,852

       Deductions from net assets attributed to:
         Benefits paid to participants                                                       6,141,104         10,042,064
         Administrative expenses                                                                41,698             50,302
                                                                                     -------------------------------------
                                                                                             6,182,802         10,092,366
        Total deductions                                                             -------------------------------------

       Net increase in net assets                                                            2,376,888         18,204,486

       Net assets available for benefits
         Beginning of year                                                                 100,133,836         81,929,350
                                                                                     -------------------------------------

         End of year                                                                 $     102,510,724  $     100,133,836
                                                                                     ======================================

                                      -4-

                             BUCKEYE RETIREMENT PLAN

                          Notes to Financial Statements
                             June 30, 2005 and 2004


        Note 1 - Description of Plan

        The following description of Buckeye Retirement Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

        General

        Buckeye Retirement Plan (the "Plan") is a defined contribution plan covering all full-time employees of Buckeye Technologies Inc. and its wholly-owned subsidiaries (collectively the "Company"). Employees, as defined in the Plan Agreement, are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Contributions

        Participants may defer up to 100% of their annual compensation and may also contribute a portion or all of incentive compensation, subject to Internal Revenue Service limitations. Effective July 1, 2004, the Plan was restated to discontinue the premium contribution referred to below and to allow the Company to make matching contributions to the Plan equal to 50% of the first 4% of compensation that a participant contributes to the Plan not to exceed $2,000.

        Foundation contributions, as defined in the Plan Agreement, made annually by the Company are computed based upon the following formula:

                   Contribution = (A+B)C
                   A = 1%, B = .5% multiplied by number of years service not to exceed twenty (20) years. C = Plan year compensation. The minimum contribution is 1 1/2% of eligible compensation and the maximum contribution is 11% of eligible compensation.

        Foundation contributions are generally funded in the six month period following the Plan's year end.

        Prior to July 1, 2004, the Company made a premium contribution, determined annually by the Board of Directors, that was based upon the Company's financial performance. As required by the Plan Agreement, subsequent to June 30, 1996, all Company premium contributions were invested in the common stock of Buckeye Technologies Inc. Existing premium contribution account balances based on premium contributions made in prior years shall continue to be held and invested in accordance with the terms of the Plan. The Company did not make a premium contribution to the Plan for the year ended June 30, 2004.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2005 and 2004


        Note 1 - Description of Plan (continued)

        Participant accounts

        Each participant's account is credited with the participant's deferral contribution, the Company's matching contribution, and an allocation of the Company's foundation contributions, plus a proportionate interest in the investment earnings or losses of the funds in which the contributions are invested. Allocations are based upon the participant's earnings or account balances, as defined by the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

        Vesting

        Participants are immediately vested in their deferral contributions plus earnings thereon. Participants vest in the Company matching contributions and related earnings at the rate of 20% per year, with 100% vesting after completion of five years of credited service. Participants are 100% vested in the Company foundation contributions and related earnings after completion of five years of credited service. In the event of death, disability, normal retirement age (65), or if the Plan is discontinued, participants become 100% vested in all account balances.

        Payment of benefits

        Participant's may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $1,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant. Prior to March 28, 2005, the minimum payable distribution balance was $5,000.

        Forfeitures

        If an employee terminates before his or her account has become fully vested, such portion of the account is forfeited. Participant forfeitures are used to reduce future employer contributions. Forfeitures used to reduce employer contributions totaled $51,047 in 2005 and $44,074 in 2004.

        Plan termination

        Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement. In the event of termination, the Plan provides that all affected participants' interests will become fully vested and nonforfeitable.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2005 and 2004



        Note 2 - Summary of significant accounting policies

        Investments

        Investments are stated at fair value based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

        Benefit payments

        Benefit payments to participants are recorded upon distribution.

        Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Actual results may differ from those estimates.

        Note 3 - Investments

        The Plan allows participants to direct their contributions and account balances among different investment options offered by Fidelity Management Trust Company. The Plan currently allows participants to invest in twenty different mutual funds offered by Fidelity Management Trust Company and Buckeye Technologies Inc. common stock.

        The fair value of the individual investments which represent five percent (5%) or more of the Plan's net assets available for benefits as of June 30, 2005 and 2004 is as follows:


                                                                                   2005                 2004
                                                                            ---------------------------------------
                Fidelity Growth and Income Fund                                 $ 23,216,156         $ 23,963,758
                Buckeye Technologies Inc. common stock                            17,248,419           23,119,863
                Spartan U.S. Equity Index Fund                                    13,385,245           12,727,896
                Neuberger Berman Genesis Fund                                     10,775,368            7,208,301
                Davis New York Venture Fund, Inc.                                  6,880,742            5,615,796
                Fidelity Retirement Money Market Portfolio                         6,564,544            5,627,576
                Fidelity Puritan Fund                                              5,929,535            5,934,577

        During 2005 and 2004, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                                                   2005                 2004
                                                                            ----------------------------------------

                Mutual funds                                                    $ 3,825,464          $ 8,740,167
                Common stock of Buckeye Technologies Inc.                        (7,516,341)           9,515,203
                                                                            ----------------------------------------

                                                                                $(3,690,877)         $18,255,370
                                                                            ========================================

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2005 and 2004



        Note 4 - Nonparticipant-directed investments

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                               2005                 2004
                                                                        -------------------------------------
                 Net assets
                     Common stock of Buckeye Technologies                   $4,299,120           $6,419,482
                        Inc.

                 Changes in net assets
                     Net appreciation (depreciation) in
                        fair value of investments                            (1,832,331)          2,737,799
                     Benefits paid to participants                             (287,702)           (461,703)
                     Administrative expenses                                       (152)             (3,993)


        Note 5 - Loans to participants

        Participants that qualify for in-service hardship withdrawals, as defined in the Plan Agreement, may borrow up to the lesser of their deferral contributions account or $50,000. Any such hardship loan must be for at least $1,000 or the balance of the participant's deferral contributions account, if less. Loan repayment periods range from one to five years. The loans are collateralized by the balance in the participants' account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of June 30, 2005, interest rates on loans to participants ranged from 5.0% to 9.75%. Principal and interest is repaid ratably through payroll deductions.


        Note 6 - Related party transactions

        The Plan purchased $4,752,964 and sold $3,600,144 of the plan sponsor's common stock during the year ended June 30, 2005. During the year ended June 30, 2004, the Plan purchased $4,160,849 and sold $5,380,925 of the plan sponsor's common stock. The common stock of the plan sponsor held by the Plan at June 30, 2005 and 2004 had a market value of $17,248,419 and $23,119,863, respectively.

        Plan investments include interests in certain mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and, therefore, these investments and related investment transactions qualify as a party-in-interest. Fees paid to Fidelity totaled $41,698 and $50,302 for the years ended June 30, 2005 and 2004, respectively.

        The Company provides the Plan with certain management and administrative services for which no fees are charged.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 2005 and 2004


        Note 7 - Tax status

        The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


        Note 8 - Concentration of market risk

        The Plan has a significant portion of its assets invested in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 17% of the Plan's net assets available for benefits as of June 30, 2005. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

                                       -9

                              SUPPLEMENTAL SCHEDULE

                             BUCKEYE RETIREMENT PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                       EIN: 62-1518973 / Plan Number: 001
                                  June 30, 2005


                                                                                                                      Current
         (a)     b)(c) Identity of Issue/Description                                           (d) Cost **        (e) Value
         ---     -------------------------------------------------------------                 -----------        ------------

                 Mutual funds
           *     Fidelity Growth and Income Fund                                               $         -     $   23,216,156
           *     Spartan U.S. Equity Index Fund                                                          -         13,385,245
                 Neuberger Berman Genesis Fund                                                           -         10,775,368
                 Davis New York Venture Fund, Inc.                                                       -          6,880,742
           *     Fidelity Retirement Money Market Portfolio                                              -          6,564,544
           *     Fidelity Puritan Fund                                                                   -          5,929,535
           *     Fidelity Diversified International Fund                                                 -          4,617,446
                 Allianz CCM Capital Appreciation Fund                                                   -          2,456,034
                 PIMCo Total Return Institutional Fund                                                   -            947,303
           *     Fidelity Freedom 2015 Fund                                                              -            786,835
           *     Fidelity Freedom 2010 Fund                                                              -            702,285
           *     Fidelity Freedom 2020 Fund                                                              -            665,029
           *     Fidelity Freedom 2025 Fund                                                              -            486,064
           *     Fidelity Capital Appreciation Fund                                                      -            480,688
           *     Fidelity Freedom 2030 Fund                                                              -            477,813
           *     Fidelity Freedom 2040 Fund                                                              -            329,975
           *     Fidelity Freedom 2035 Fund                                                              -            182,768
           *     Fidelity Freedom Income Fund                                                            -            105,337
           *     Fidelity Freedom 2005 Fund                                                              -             46,638
           *     Fidelity Freedom 2000 Fund                                                              -             21,546
                                                                                                            -----------------
                                                                                                                   79,057,351

                 Common stock
           *     Buckeye Technologies Inc. common stock                                          28,382,117        17,248,419

                 Loans to participants
                 Participant loans, interest rates ranging from 5.0% to 9.75%                            -            434,389
                                                                                          ------------------------------------

                     Total assets held for investment purposes at end of year                 $  28,382,117    $   96,740,159
                                                                                          ====================================


          * Represents a party-in-interest.
         ** Cost omitted for participant-directed investments.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN



By:/S/ KRISTOPHER J. MATULA
   --------------------------------------------------
Kristopher J. Matula, Executive Senior Vice President
 and Chief Financial Officer

Date: December 29, 2005